Exhibit 99.1

VNET Reports Unaudited First Quarter 2024 Financial Results

BEIJING, May 29, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

“2024 is off to a promising start thanks to continued strong execution of our dual-core, high-quality development strategy during the first quarter,” said Josh Sheng Chen, Founder, Co-chairperson and interim Chief Executive Officer of VNET. “Our IDC business gained momentum as we won bids from new and existing customers and captured increasing AI-driven demand from a wide variety of industries. Notably, we secured a new order from one of our esteemed existing clients for approximately 15MW, scheduled to be completed within 2024. For our wholesale IDC business, capacity in service reached 332MW as of the end of the first quarter with the utilization rate increasing to 71.0%. Looking ahead, we will continue to leverage our reliable IDC services, high power density deployment capabilities, and loyal and expanding customer base to drive quality growth while advancing the development of China’s digital economy.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “We kicked off 2024 with solid first quarter results. Our total revenues for the first quarter increased by 5.1% year-over-year to RMB1.9 billion, driven by the 59.1% year-over-year increase in wholesale revenues. As we move through 2024, our focus will remain on high-quality growth and seizing market opportunities arising from the AI boom, while delivering sustainable, long-term value to our stakeholders.”

First Quarter 2024 Financial Highlights

●	Net revenues increased by 5.1% to RMB1.90 billion (US$262.9 million) from RMB1.81 billion in the same period of 2023.

●	Net revenues from the IDC business[1] increased by 5.2% to RMB1.28 billion (US$177.9 million) from RMB1.22 billion in the same period of 2023.

●	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 59.1% to RMB361.0 million (US$50.0 million) from RMB226.9 million in the same period of 2023.

●	Net revenues from the retail IDC business (“retail revenues”) decreased by 7.1% to RMB923.7 million (US$127.9 million) from RMB994.8 million in the same period of 2023.

●	Net revenues from the non-IDC business[2] increased by 5.0% to RMB613.5 million (US$85.0 million) from RMB584.1 million in the same period of 2023.

●	Adjusted cash gross profit (non-GAAP) increased by 1.5% to RMB765.5 million (US$106.0 million) from RMB754.3 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) was 40.3%, compared with 41.8% in the same period of 2023.

●	Adjusted EBITDA (non-GAAP) decreased by 2.9% to RMB539.8 million (US$74.8 million) from RMB556.2 million in the same period of 2023. Adjusted EBITDA margin (non-GAAP) was 28.4%, compared with 30.8% in the same period of 2023.

First Quarter 2024 Operational Highlights

Wholesale IDC Business3

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

3For wholesale IDC business, certain projects hosted in E-JS02 data center with an aggregate of 27MW capacity were excluded and are expected to be continuously excluded from in-service wholesale due to pending commercial discussion with the client. Such projects were included as in-service wholesale from the first quarter of 2021 to the fourth quarter of 2023, given such projects had been delivered to the client based on the terms of MOU.

●	Capacity in service was 332MW as of March 31, 2024, compared with 332MW as of December 31, 2023, and 224MW as of March 31, 2023. Capacity under construction was 139MW as of March 31, 2024.

●	Capacity utilized by customers reached 236MW as of March 31, 2024, compared with 219MW as of December 31, 2023, and 116MW as of March 31, 2023. The sequential increase during the first quarter of 2024 was 17MW, which was mainly contributed by N-OR06, N-HB03 and E-JS03 data centers.

●	Utilization rate[4] of wholesale capacity was 71.0% as of March 31, 2024, compared with 65.8% as of December 31, 2023, and 51.7% as of March 31, 2023.

●	Utilization rate of mature wholesale capacity[5] was 94.6% as of March 31, 2024, compared with 95.0% as of December 31, 2023, and 96.0% as of March 31, 2023.

●	Utilization rate of ramp-up wholesale capacity[6] was 33.6% as of March 31, 2024, compared with 19.7% as of December 31, 2023, and 25.8% as of March 31, 2023.

●	Total capacity committed[7] was 326MW as of March 31, 2024, compared with 326MW as of December 31, 2023, and 180MW as of March 31, 2023.

●	Commitment rate[8] for capacity in service was 98.1% as of March 31, 2024, compared with 98.1% as of December 31, 2023 and 80.0% as of March 31, 2023.

●	Total capacity pre-committed[9] was 104MW and pre-commitment rate[10] for capacity under construction was 74.5% as of March 31, 2024.

Retail IDC Business11

●	Capacity in service was 52,068 cabinets as of March 31, 2024, compared with 52,233 cabinets as of December 31, 2023, and 54,105 cabinets as of March 31, 2023.

●	Capacity utilized by customers reached 33,312 cabinets as of March 31, 2024, compared with 33,450 cabinets as of December 31, 2023, and 33,671 cabinets as of March 31, 2023.

●	Utilization rate of retail capacity was 64.0% as of March 31, 2024, compared with 64.0% as of December 31, 2023, and 62.2% as of March 31, 2023.

●	Utilization rate of mature retail capacity[12] was 72.8% as of March 31, 2024, compared with 73.2% as of December 31, 2023, and 74.1% as of March 31, 2023.

●	Utilization rate of ramp-up retail capacity[13] was 13.0% as of March 31, 2024, compared with 10.8% as of December 31, 2023, and 14.4% as of March 31, 2023.

●	Monthly recurring revenue (MRR) per retail cabinet was RMB8,742 in the first quarter of 2024, compared with RMB8,759 in the fourth quarter of 2023 and RMB8,874 in the first quarter of 2023.

First Quarter 2024 Financial Results

NET REVENUES: Net revenues in the first quarter of 2024 were RMB1.90 billion (US$262.9 million), representing an increase of 5.1% from RMB1.81 billion in the same period of 2023. The year-over-year increase was mainly driven by the continued growth of our core businesses.

4 Utilization rate is calculated by dividing utilized capacity by customers by the capacity in service.

5Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

6 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

7Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

8Commitment rate is calculated by total capacity committed divided by total capacity in service.

9Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

10Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

11For retail IDC business, since the first quarter of 2024, we have excluded certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of March 31, 2023, December 31, 2023, and March 31, 2024, 4,406, 4,426, and 4,426 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

12Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

13Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

Net revenues from IDC business increased by 5.2% to RMB1.28 billion (US$177.9 million) from RMB1.22 billion in the same period of 2023. The year-over-year increase was mainly driven by an increase in wholesale revenues and partially offset by a decrease in retail revenues.

●	Wholesale revenues increased by 59.1% to RMB361.0 million (US$50.0 million) from RMB226.9 million in the same period of 2023.

●	Retail revenues decreased to RMB923.7 million (US$127.9 million) from RMB994.8 million in the same period of 2023.

Net revenues from non-IDC business increased by 5.0% to RMB613.5 million (US$85.0 million) from RMB584.1 million in the same period of 2023. The year-over-year increase was driven by cloud and VPN businesses.

GROSS PROFIT: Gross profit in the first quarter of 2024 was RMB410.7 million (US$56.9 million), representing an increase of 16.6% from RMB352.4 million in the same period of 2023. Gross margin in the first quarter of 2024 was 21.6%, compared with 19.5% in the same period of 2023. The year-over-year increase was primarily attributable to a reduction in depreciation expense due to the change in the estimated useful lives of property and equipment starting from January 1, 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB765.5 million (US$106.0 million) in the first quarter of 2024, compared with RMB754.3 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) in the first quarter of 2024 was 40.3%, compared with 41.8% in the same period of 2023, mainly due to higher utility costs.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2024 were RMB364.3 million (US$50.5 million), compared with RMB237.1 million in the same period of 2023. The increase in operating expenses was primarily due to an increase in share-based compensation resulted from the newly granted RSUs, an increase in professional fees, and partially offset by a decrease in staff cost.

Sales and marketing expenses were RMB71.7 million (US$9.9 million) in the first quarter of 2024, compared with RMB65.8 million in the same period of 2023.

Research and development expenses were RMB75.4 million (US$10.4 million) in the first quarter of 2024, compared with RMB79.8 million in the same period of 2023.

General and administrative expenses were RMB226.3 million (US$31.3 million) in the first quarter of 2024, compared with RMB127.4 million in the same period of 2023.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude depreciation, amortization, and share-based compensation expenses, were RMB252.6 million (US$35.0 million) in the first quarter of 2024, compared with RMB228.8 million in the same period of 2023. As a percentage of net revenues, adjusted operating expenses (non-GAAP) in the first quarter of 2024 were 13.3%, compared with 12.7% in the same period of 2023.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the first quarter of 2024 was RMB539.8 million (US$74.8 million), representing a decrease of 2.9% from RMB556.2 million in the same period of 2023. Adjusted EBITDA margin (non-GAAP) in the first quarter of 2024 was 28.4%, compared with 30.8% in the same period of 2023.

NET INCOME/LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the first quarter of 2024 was RMB187.0 million (US$25.9 million), compared with a net income attributable to VNET Group, Inc. of RMB82.3 million in the same period of 2023. The year-over-year decrease was mainly due to a one-off recognition of the 2026 Convertible Notes transaction costs due to early redemption, as well as an increase in share-based compensation.

LOSS PER SHARE: Basic and diluted loss per share in the first quarter of 2024 were both RMB2.65 (US$0.12), equivalent to both RMB15.88 (US$0.72) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of March 31, 2024, the aggregate amount of the Company’s cash and cash equivalents as well as restricted cash was RMB2.09 billion (US$289.5 million).

Total short-term debt consisting of short-term bank borrowings and the current portion of long-term borrowings was RMB1.32 billion (US$183.3 million). Total long-term debt was RMB8.04 billion (US$1.11 billion), comprised of long-term borrowings of RMB6.27 billion (US$868.0 million) and convertible promissory notes of RMB1.77 billion (US$245.6 million).

Net cash generated from operating activities in the first quarter of 2024 was RMB267.6 million (US$37.1 million), compared with RMB455.0 million in the same period of 2023. During the first quarter of 2024, the Company obtained new debt financing, refinancing facilities and other financings of RMB1.86 billion (US$258.0 million). On February 1, 2024, the Company completed the repurchase of the Convertible Senior Notes due 2026, in the aggregate principal amount of US$600 million.

Business Outlook

The Company expects total net revenues for 2024 to be between RMB7,800 million to RMB8,000 million, representing year-over-year growth of 5.2% to 7.9%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,220 million to RMB2,280 million, representing year-over-year growth of 8.9% to 11.8%. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, May 29, 2024, or 9:00 AM Beijing Time on Thursday, May 30, 2024.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:                     VNET First Quarter 2024 Earnings Conference Call

Registration Link:          https://register.vevent.com/register/BI823805f3c9104a07a8ce0fba728fff87

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,243,537	1,782,732	246,906
Restricted cash	2,854,568	306,312	42,424
Accounts and notes receivable, net	1,715,975	1,948,129	269,813
Short-term Investments	356,820	-	-
Prepaid expenses and other current assets	2,375,341	2,481,588	343,695
Amounts due from related parties	277,237	317,717	44,003
Total current assets	9,823,478	6,836,478	946,841

Non-current assets:
Property and equipment, net	13,024,393	13,778,444	1,908,292
Intangible assets, net	1,383,406	1,361,055	188,504
Land use rights, net	602,503	597,906	82,809
Operating lease right-of-use assets, net	4,012,329	4,042,957	559,943
Restricted cash	882	882	122
Deferred tax assets, net	247,644	254,358	35,228
Long-term investments, net	757,949	760,552	105,335
Other non-current assets	533,319	516,582	71,546
Total non-current assets	20,562,425	21,312,736	2,951,779
Total assets	30,385,903	28,149,214	3,898,620

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	30,000	477,749	66,167
Accounts and notes payable	696,177	773,845	107,176
Accrued expenses and other payables	2,783,102	2,928,158	405,545
Advances from customers	1,605,247	1,594,157	220,788
Deferred revenue	95,477	101,103	14,003
Income taxes payable	35,197	54,071	7,489
Amounts due to related parties	356,080	381,524	52,840
Current portion of long-term borrowings	723,325	845,831	117,146
Current portion of finance lease liabilities	115,806	95,668	13,250
Current portion of deferred government grants	8,062	11,328	1,569
Current portion of operating lease liabilities	780,164	821,000	113,707
Convertible promissory notes	4,208,495	-	-
Total current liabilities	11,437,132	8,084,434	1,119,680

Non-current liabilities:
Long-term borrowings	5,113,521	6,266,916	867,958
Convertible promissory notes	1,769,946	1,773,055	245,565
Non-current portion of finance lease liabilities	1,159,525	1,147,268	158,895
Unrecognized tax benefits	98,457	98,457	13,636
Deferred tax liabilities	688,362	693,898	96,104
Deferred government grants	145,112	143,862	19,925
Non-current portion of operating lease liabilities	3,270,759	3,292,955	456,069
Derivative liability	188,706	185,180	25,647
Total non-current liabilities	12,434,388	13,601,591	1,883,799

Shareholders' equity
Ordinary shares	107	109	15
Additional paid-in capital	17,291,312	17,403,894	2,410,411
Accumulated other comprehensive loss	(14,343)	(20,623)	(2,856)
Statutory reserves	80,615	80,615	11,165
Accumulated deficit	(11,016,323)	(11,203,328)	(1,551,643)
Treasury stock	(326,953)	(325,425)	(45,071)
Total VNET Group,Inc. shareholders’ equity	6,014,415	5,935,242	822,021
Noncontrolling interest	499,968	527,947	73,120
Total shareholders' equity	6,514,383	6,463,189	895,141
Total liabilities and shareholders' equity	30,385,903	28,149,214	3,898,620

 VNET GROUP, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Net revenues	1,805,782	1,898,480	1,898,126	262,887
Cost of revenues	(1,453,402)	(1,607,602)	(1,487,405)	(206,003)
Gross profit	352,380	290,878	410,721	56,884

Operating income (expenses)
Operating income	33,379	32,293	3,949	547
Sales and marketing expenses	(65,776)	(73,286)	(71,743)	(9,936)
Research and development expenses	(79,750)	(80,671)	(75,389)	(10,441)
General and administrative expenses	(127,447)	(148,455)	(226,297)	(31,342)
Reversal of (allowance for) doubtful debt	2,449	(361,471)	5,175	717
Impairment of long-lived assets	-	(506,686)	-	-
Impairment of goodwill	-	(1,364,191)	-	-
Total operating expenses	(237,145)	(2,502,467)	(364,305)	(50,455)

Operating profit (loss)	115,235	(2,211,589)	46,416	6,429
Interest income	5,681	13,196	12,129	1,680
Interest expense	(69,786)	(78,877)	(137,682)	(19,069)
Impairment of long-term investments	-	(51)	-	-
Other income	1,164	4,452	4,814	667
Other expenses	(3,592)	(1,199)	(1,422)	(197)
Changes in the fair value of financial liabilities	21,298	(187,648)	3,858	534
Foreign exchange gain (loss)	78,633	89,426	(28,361)	(3,928)
Income (loss) before income taxes and (loss) gain from equity method investments	148,633	(2,372,290)	(100,248)	(13,884)
Income tax expenses	(44,886)	(50,626)	(61,384)	(8,502)
(Loss) gain from equity method investments	(174)	(372)	2,606	361
Net income (loss)	103,573	(2,423,288)	(159,026)	(22,025)
Net profit attributable to noncontrolling interest	(21,280)	(19,500)	(27,979)	(3,875)
Net income (loss) attributable to the VNET Group,Inc.	82,293	(2,442,788)	(187,005)	(25,900)

Earning (loss) per share
Basic	0.09	(2.65)	(0.12)	(0.02)
Diluted	0.07	(2.65)	(0.12)	(0.02)
Shares used in earnings (loss) per share computation
Basic*	888,383,240	923,034,050	1,568,300,360	1,568,300,360
Diluted*	1,056,829,494	923,034,050	1,568,300,360	1,568,300,360

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.54	(15.88)	(0.72)	(0.12)
Diluted	0.42	(15.88)	(0.72)	(0.12)

* Shares used in earnings (loss) per share/ADS computation were computed under weighted average method.

 VNET GROUP, INC.

 RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Gross profit	352,380	290,878	410,721	56,884
Plus: depreciation and amortization	401,877	450,859	352,604	48,835
Plus: share-based compensation expenses	-	-	2,190.00	303
Adjusted cash gross profit	754,257	741,737	765,515	106,022
Adjusted cash gross margin	41.8%	39.1%	40.3%	40.3%

Operating expenses	(237,145)	(2,502,467)	(364,305)	(50,456)
Plus: share-based compensation expenses	8,336	9,479	111,681	15,468
Plus: allowance of loan receivables	-	287,900	-	-
Plus: impairment of long-lived assets	-	506,686	-	-
Plus: impairment of goodwill	-	1,364,191	-	-
Adjusted operating expenses	(228,809)	(334,211)	(252,624)	(34,988)

Operating (loss) profit	115,235	(2,211,589)	46,416	6,429
Plus: depreciation and amortization	432,629	483,579	379,551	52,567
Plus: share-based compensation expenses	8,336	9,479	113,871	15,771
Plus: allowance of loan receivable	-	287,900	-	-
Plus: impairment of long-lived assets	-	506,686	-	-
Plus: impairment of goodwill	-	1,364,191	-	-
Adjusted EBITDA	556,200	440,246	539,838	74,767
Adjusted EBITDA margin	30.8%	23.2%	28.4%	28.4%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	103,573	(2,423,288)	(159,026)	(22,025)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation and amortization	431,654	481,067	377,086	52,226
Share-based compensation expenses	8,336	9,479	113,871	15,771
Others	62,631	2,333,785	137,297	19,015
Changes in operating assets and liabilities
Accounts and notes receivable	(254,293)	311,035	(226,973)	(31,435)
Prepaid expenses and other current assets	(378,933)	(9,076)	(44,104)	(6,108)
Accounts and notes payable	(3,377)	(76,250)	77,668	10,757
Accrued expenses and other payables	192,063	68,523	56,105	7,770
Deferred revenue	24,139	(24,005)	5,626	779
Advances from customers	405,945	31,500	(11,090)	(1,536)
Others	(136,727)	27,910	(58,873)	(8,154)
Net cash generated from operating activities	455,011	730,680	267,587	37,060

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(608,717)	(1,017,474)	(1,005,368)	(139,242)
Purchases of intangible assets	(2,312)	(20,188)	(5,965)	(826)
(Payments for) proceeds from investments	-	(346,056)	359,239	49,754
(Payments for) proceeds from other investing activities	(90,489)	(18,217)	1,154	160
Net cash used in investing activities	(701,518)	(1,401,935)	(650,940)	(90,154)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	279,916	638,706	1,156,279	160,143
Repayments of borrowings	(73,070)	(85,640)	(51,441)	(7,124)
Proceeds from issuance of ordinary shares	-	2,122,123	-	-
Repurchase of 2026 Convertible Notes	-	-	(4,262,340)	(590,327)
Payment for finance leases	(84,882)	(28,482)	(39,602)	(5,485)
Proceeds from other financing activities	395,096	110,967	591,446	81,914
Net cash generated from (used in) financing activities	517,060	2,757,674	(2,605,658)	(360,879)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(17,205)	(11,645)	(20,050)	(2,777)
Net increase (decrease) in cash, cash equivalents and restricted cash	253,348	2,074,774	(3,009,061)	(416,750)
Cash, cash equivalents and restricted cash at beginning of period	2,989,494	3,024,214	5,098,987	706,202
Cash, cash equivalents and restricted cash at end of period	3,242,842	5,098,988	2,089,926	289,452